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EXHIBIT 2

PRESS RELEASE - MARCH 28, 2001

V-TWIN ANNOUNCES CORPORATE RELOCATION AND RICHARD A. EISNER AS AUDITORS; KEVIN LISKE APPOINTED DIRECTOR OF CYCLECLICK.COM; CLAUDIA RUIZ NAMED CONTROLLER OF V-TWIN
March 28, 2001 09:05:00 AM ET

NEW YORK--(BUSINESS WIRE)--March 28, 2001--V-Twin Holdings, Inc., VTWN today announced that Richard A. Eisner & Company, LLP has been engaged as their new auditors.

All accounting activities will immediately commence operation at 7324 Cheyenne Avenue, Suite 8, Las Vegas, Nevada 89129, 702-515-3120 V-Twin's new corporate headquarters.

In commenting about the above, Roger Cheek, CEO of V-Twin stated, "Our infrastructure needed to be moved to one location. In doing so, duplication, lost time and effort are a thing of the past. With the addition of Richard A. Eisner & Company, LLP as auditors, we can, as a company embark on a new accounting era as our organic growth has quadrupled during the past year."

Kevin Liske, a seasoned entrepreneur has agreed to join the board of directors of CycleClick.com, a wholly owned subsidiary of V-Twin Holdings. Mr. Liske recently left his position as Senior Vice President of International and Strategic Developments for PurchasePro.com. As a company founder, he had been instrumental in helping PurchasePro.com grow from a start-up into a multi-national public corporation with over 500 employees. In the four years since its inception, PurchasePro.com has been recognized as one of the Internet's leading B2B solution providers. Prior to co-founding PurchasePro.com, Mr. Liske's experience includes the development of Johnson Security into one of the 25 largest security companies in the United States, the debt restructuring and IPO of Pinkerton as well as the development of their acquisition program, which included 14 acquisitions in 18 months. Mr. Liske received both his Bachelor and MBA degrees from Loyola Marymount University.

In addition, Claudia Ruiz has been appointed V-Twin's Controller. During 2000, Ms. Ruiz was employed as Assistant Treasurer for Preference Technologies, Inc., in Las Vegas. From 1994 through 2000, Ruiz was Manager of Financial Operations for The Female Health Company in Chicago. She attended Aurora University in Illinois and is currently an MBA candidate from the University of Illinois at Chicago.

Another development announced today was the resignation of Jay Pignatello as Executive Vice President. He has agreed to remain on the board of directors until a suitable replacement for the position is found. In addition, Gary Davidson, resigned as the temporary Chief Financial Officer with the relocation of the corporate headquarters to Las Vegas.

About V-Twin Holdings, Inc.

V-Twin is a business-to-business, web-based marketplace builder that integrates industry `brick and mortar' with a web-based, e-procurement system. By driving transactions into industry specific marketplaces, V- Twin can assure its marketplaces have a significant advantage over virtual distributors. In its first marketplace, V-Twin created transactions by organizing a large purchasing base and industry know-how through the acquisition of a multi-location motorcycle/powersport dealership network. Leveraging the "insider" advantage of its growing network of superstores and franchises, V-Twin with its technology partner PurchasePro.com


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[NASDAQ:PPRO], launched CycleClick.com, a B2B web site for retailers and manufacturers that want to increase their purchasing power and sales. V-Twin is also a Channel Partner/Reseller of PurchasePro's web-based, e-procurement system.

AboutCycleClick.com

CycleClick.com has created a web-based B2B marketplace serving the $35 billion powersports and motorcycle industry. CycleClick.com's goal is to return pricing power to the thousands of independent retailers, distributors and manufacturers that have been economically compromised by the traditional industry structure. It is anticipated that CycleClick.com will be an attractive alternative to its target population with its unique combination of competitive advantages: an easy-to-use web-based interface, a deep catalog of SKUs, building word-of-mouth support, first mover and "industry insider" status, and the technology expertise of PurchasePro.com PPRO (www.purchasepro.com).

For additional information, including a copy of the updated financials for V-Twin Holdings, Inc., please visit their website: www.vtwin.net; or call CFSG at 800-625-2236.

This press release contains forward-looking statements that, if not verifiable historical fact, may be viewed as forward-looking statements that could predict future events or outcomes with respect to V-Twin and its business. The predictions embodied in these statements will involve risks and uncertainties and accordingly, V-Twin actual results may differ significantly from the results discussed or implied in such forward-looking statements.